Exhibit N

Schedule of Transactions in Shares

Exhibit M is incorporated herein by reference. Together with Exhibit M and the delivery of Shares to cover previously reported short sales as described in Item 4 to this Amendment No. 8, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 9, 2018. Each of the following transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Sold	Price
3/7/2018	Sell	Common Stock	1,545,635	$97.83
3/8/2018	Sell	Common Stock	75,906	$95.47
3/9/2018	Sell	Common Stock	184,753	$97.32